UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

                     Microfield Group, Inc.

Full Name of Registrant

Former Name if Applicable

                          1631 NW Thurman Street, Suite 200

Address of Principal Executive Office (Street and Number)

                          Portland, Oregon 97209

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

(2)	Microfield has been diligently preparing its records for the Company’s public accountants and for compliance with SEC regulations. This process has required allocations of additional resources and time to assure accurate and complete record keeping and disclosures. The Company has changed its auditors as reported previously and its Chief Financial Officer has left the Company for a new position outside the State. Form 10-KSB cannot be prepared for timely filing without unreasonable effort and expense.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
SEC 1344 (07-03)	valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Walter	503	419-3625

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate revenues to increase from $10,342,045 to a range of approximately $36,00,000 to $37,000,000 over the twelve-month period ended January 3, 2004 and January 1, 2005, respectively.

We anticipate net loss to decrease from $6,046,232 to a range of approximately $5,000,000 to $6,000,000 over the twelve-month period ended January 3, 2004 and January 1, 2005, respectively.

We anticipate earnings per share to change from a loss of $0.59 per share to a loss in the range of approximately $0.30 to $0.35 per share over the twelve-month period ended January 3, 2004 and January 1, 2005, respectively.

Microfield Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 4, 2005	By	/s/ A. Mark Walter

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.